MOODY SECURITIES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE 17A-5**

DECEMBER 31, 2020

MOODY SECURITIES, LLC

Table of Contents

December 31, 2020

	Page
Annual Audited Report Form X-17A-5 Part III Facing Page	1 - 2
Report of Independent Registered Public Accounting Firm on Financial Statements	3 - 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13
Supplemental Information:	
Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II: Exemption from SEC Rule 15c3-3	15
Report of Independent Registered Public Accounting Firm on Exemption Report	16
Exemption Report	17







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 Katy Freeway, Suite 600
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Engel (713) 977-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street, Suite 1500	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R Engel

Signature

Chief Financial Officer

Title

Elizabeth T. Meyers

Notary Public

ELIZABETH T. MEYERS
My Notary ID # 6486304
Expires June 28, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Moody Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Securities, LLC, (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Moody Securities, LLC's financial statements. The supplemental information is the responsibility of Moody Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier + Deeter, LLC

We have served as the Company's auditor since 2012.
Atlanta, Georgia
March 31, 2021

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	280,836
Prepaid expenses		83,996
Total Assets	$	364,832

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	71,720
Due to other broker dealer		70,000
Total liabilities		141,720
Commitments and contingencies		
Member's equity		223,112
Total Liabilities and Member's Equity	$	364,832

MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2020

Revenues	$	2,256,958
Operating expenses:		
Commissions		2,016,101
General and administrative		1,059,199
Management fees		120,000
Registration and filing fees		42,419
Legal and professional fees		233,636
Payroll and related taxes		958,508
Total operating expenses		4,429,863
Net loss	$	(2,172,905)

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

	Total Member's Equity
Balance at January 1, 2020	$ 461,917
Member cash contributions	1,934,100
Net loss	(2,172,905)
Balance at December 31, 2020	$ 223,112

MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (2,172,905)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	170,896
Accounts payable and accrued expenses	(133,234)
Due to other broker dealers	70,000
Due to related parties	(20,000)
Net cash used in operating activities	(2,085,243)
Cash flows from financing activities:	
Member cash contributions	1,934,100
Net cash provided by financing activities	1,934,100
Net decrease in cash	(151,143)
Cash - beginning of year	431,979
Cash - end of year	$ 280,836

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

The Company is the dealer manager of Moody National REIT II, Inc.'s ("REIT II") public offering. The Company receives a selling commission of up to 6.0% of gross offering proceeds raised in REIT II's public offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, REIT II pays the Company a dealer manager fee of up to 2.5% of gross offering proceeds raised in REIT II's public offering, a portion of which could be re-allowed to participating broker-dealers. No selling commissions or dealer manager fee are paid for sales pursuant to REIT II's dividend reinvestment plans.

The Company is also the dealer manager for Moody Village One DST's ("Village One DST") offering of beneficial ownership interests and Moody National DST Sponsor, LLC's ("DST) Sponsor") offering of unsecured promissory notes. The Company receives a selling commission of up to 6.0% of gross offering proceeds raised in Village One DST's offering and receives a selling commission of up to 5.0% of gross offering proceeds of DST Sponsor's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Village One DST and DST Sponsor pay the Company a non-accountable marketing and due diligence allowance equal to 1% of gross offering proceeds raised in Village One DST's and DST Sponsor's offerings, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 1.0% of gross offering proceeds raised in Village One DST's offering and receives a placement fee equal to 0.5% of gross offering proceeds raised in DST Sponsor's offering. The Company may sell beneficial ownership interests in Village One DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and expense reimbursements will not exceed 8.0% of gross offering proceeds raised in Village One DST's offering or 6.5% in DST Sponsor's offerings.

The Company is also the dealer manager for Moody National Financial Fund II, LLC's ("Financial Fund II") offering of limited liability units in Financial Fund II. The Company receives a selling commission of up to 6.0% of gross offering proceeds raised in Financial Fund II's offering, all or a

portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 0.5% of gross offering proceeds raised in Financial Fund II's offering.

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company was formed as a limited liability company and is treated as a sole proprietorship for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2020, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

All of the Company's revenues are considered to be revenues from contracts with customers. The Company does not have customer accounts receivable or obligations for warranties, returns or refunds to customers. The Company does not have revenue recognized from performance obligations that were satisfied in prior periods, and the Company does not have any transaction price allocated to unsatisfied performance obligations. No judgements or estimates are necessary in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price. The Company believes that the Company's recognized revenue represents a faithful depiction of the transfer of services to the Company's customers.

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon satisfaction of the performance obligation. The performance obligation is deemed to be satisfied when the investor's funds are received by the issuer and all other terms of the subscription agreement have been met.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2020

Note 2 - Related party transactions:

Effective January 1, 2016, the Company entered into an office and administrative services agreement with a Company affiliated with its sole member through common ownership structured in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). On July 1, 2016, the Company entered into a new office and administrative services agreement with a Company affiliated with its sole member on the same terms and conditions as the January 1, 2016 agreement. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. The Company paid $120,000 in management fees to this affiliate during the year ended December 31, 2020.

Effective January 1, 2016, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $1,000 per month. Total rent expense related to this agreement for the year ended December 31, 2020 was $12,000. Effective January 1, 2021, the termination date was extended for an additional three year term from December 31, 2020 to December 31, 2023.

The Company received all of its revenue of $ 2,256,958 for the year ended December 31, 2020 from REIT II, Village One DST, DST Sponsor, and Financial Fund II.

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees incurred to MGL were approximately $198,000 for the year ended December 31, 2020.

Note 4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2020, the Company's net capital, as defined, of $139,116 exceeded the required minimum of $9,448 by $129,668 and its ratio of aggregate indebtedness to net capital was 1.0187 to 1.0.

Note 5 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2020.

Note 6 - Commitments and contingencies:

The Company leased office space from a third party for $1,800 per month under terms of a one-year lease expiring August 31, 2020. The lease was terminated on March 31, 2020.

Note 7 - Subsequent events:

Management has evaluated subsequent events as of March 30, 2021, which is the date that the financial statements were available for issuance. All subsequent events, if any, requiring recognition as of December 31, 2020, have been incorporated into these financial statements.

SUPPLEMENTAL INFORMATION

MOODY SECURITIES, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

Net capital requirement, the greater of:			$	9,448
1/15 of Aggregate Indebtedness	$	9,448		
Minimum Dollar Requirement		5,000		
Net capital				139,116
Excess Net Capital:			$	129,668
Aggregate indebtedness			$	141,720
Excess net capital @ 100%				
(Net capital, less 10% aggregate indebtedness)			$	124,944
Ratio of aggregate indebtedness to net capital				101.87%
Ratio of subordinated indebtedness to debt/equity total				N/A
120% of required capital			$	11,338
Net capital in excess of 120% of required net capital			$	127,778
Total assets			$	364,832
Less - total liabilities				141,720
Net worth				223,112
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	83,996		
Other deductions or charges		-		
Total deductions from net worth				83,996
Net capital before haircuts on securities positions				139,116
Haircuts on securities:				
Certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Undue concentration		-		-
Net capital			$	139,116
Reconciliation with the Company's Computation (included in				
Part II of Form X-17A-5) as of December 31, 2020:				
Net capital, as reported in the Company's Part II (unaudited):				
Focus Report			$	122,617
Audit adjustments:				
Adjustment to prepaid expenses and accounts payable and accrued expenses				16,499
Net capital, per above			$	139,116

See independent auditor's report

MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2020

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; and (3) broker or dealer selling registered, non-listed Real Estate Investment Trusts ("REITs"), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Moody Securities, LLC

We have reviewed management's statements, included in the accompanying Moody Securities, LLC's Exemption Report, in which (1) Moody Securities, LLC claimed it had no obligations under 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) Moody Securities, LLC stated that Moody Securities, LLC had no obligations under 17 C.F.R. § 240.15c3-3 the most recent fiscal year without exception. Moody Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
March 31, 2021

Frazier & Deeter, LLC



Moody Securities, LLC's Exemption Report

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; and (3) broker or dealer selling registered, non-listed Real Estate Investment Trusts ("REITs"), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Moody Securities, LLC

I, Robert Engel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

R Engel

Signature

CFO

Title

March 31, 2021